UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Roman DBDR Tech Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

77584N101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77584N101

1.	Names of Reporting Persons Roman DBDR Tech Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,789,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,789,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,789,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP 77584N101

1.	Names of Reporting Persons Dr. Donald G. Basile
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,789,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,789,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,789,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 77584N101

1.	Names of Reporting Persons Dixon Doll, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,789,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,789,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,789,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249330). Both Dr. Donald G. Basile and Dixon Doll, Jr. are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.

(2)	Excludes 10,837,400 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 23,156,000 shares of Class A common stock and 5,789,000 shares of Class B common stock issued and outstanding as of December 18, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2020 and assuming the conversion of all the shares of Class B common stock held by Roman DBDR Tech Sponsor LLC.

Item 1(a).	Name of Issuer

Roman DBDR Tech Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2877 Paradise Road #702

Las Vegas, Nevada 89109

Item 2(a).	Names of Persons Filing

Roman DBDR Tech Sponsor LLC, Dr. Donald G. Basile and Dixon Doll, Jr. (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2877 Paradise Road #702

Las Vegas, Nevada 89109

Item 2(c).	Citizenship

Roman DBDR Tech Sponsor LLC is a limited liability company formed in Delaware. Both Dr. Donald G. Basile and Dixon Doll, Jr. are citizens of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to Roman DBDR Tech Sponsor LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

77584N101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own 5,789,000 of the Issuer’s shares of Class B common stock, representing 20% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock of the Reporting Persons. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249330).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 23, 156,000 shares of Class A common stock and 5,789,000 shares of Class B common stock issued and outstanding as of December 18, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2021 and assuming the conversion of all the shares of Class B common stock held by Roman DBDR Tech Sponsor LLC.

Roman DBDR Tech Sponsor LLC is the record holder of the shares reported herein. Both Dr. Donald G. Basile and Dixon Doll, Jr. are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2021

ROMAN DBDR TECH SPONSOR LLC, a Delaware limited liability company

By:	DR. DONALD G. BASILE, as the managing member of Roman DBDR Tech Sponsor LLC

By:	/s/ Dr. Donald G. Basile
Name:	Dr. Donald G. Basile
Title:	Managing Member

/s/ Dr. Donald G. Basile
/s/ Dr. Donald G. Basile
/s/ Dixon Doll, Jr.
Dixon Doll, Jr.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)